UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

HAWAIIAN HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	71-0879698
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

3375 Koapaka Street, Suite G-350, Honolulu, Hawaii  96819

(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box:  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box:  ☐

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: Not applicable

AMENDMENT NO. 1 TO FORM 8-A

Hawaiian Holdings, Inc. (the “Company”) hereby amends and restates the following items, exhibits or portions of the Company’s Form 8-A (File No. 001-31443), which was originally filed with the Securities and Exchange Commission on May 30, 2008 (the “Form 8-A”), as set forth below.

Item 1.              Description of Securities to be Registered.

Item 1 of the Form 8-A is hereby amended and restated in its entirety as follows:

As of November 2, 2009, the Company’s authorized capital stock consists of 120,000,000 shares.  Those shares consist of (1) 118,000,000 shares designated as common stock, $0.01 par value and (2) 2,000,000 shares designated as preferred stock, $0.01 par value.  As of November 2, 2009, there were approximately 51,467,919 shares of common stock issued and outstanding and three shares of preferred stock issued and outstanding.  Of the three shares of preferred stock issued and outstanding, one share is designated Series B Special Preferred Stock, one share is designated Series C Special Preferred Stock and one share is designated Series D Special Preferred Stock (together, the “Special Preferred Stock”).  There are no shares of Series A Special Preferred Stock outstanding.

United States law prohibits non-U.S. citizens from owning more than 25% of the voting interest of a U.S. air carrier or an entity controlling a U.S. air carrier.  The Company’s certificate of incorporation prohibits the ownership or control of more than 25% (to be increased or decreased from time to time, as permitted under the laws of the U.S.) of the Company’s issued and outstanding voting capital stock by persons who are not “citizens of the United States”.

Common stock

A holder of common stock is entitled to exercise one vote for each share held of record on all matters submitted to a vote of the stockholders.  Subject to certain limitations in the Company’s certificate of incorporation and to the preference that may be applicable to any outstanding preferred stock, the holders of common stock will be entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor.  The Company has never paid cash dividends on its common stock.  Restrictions contained in the Company’s financing agreements and certain of the Company’s aircraft lease agreements limit the Company’s ability to pay dividends on its common stock.  Accordingly, the Company does not anticipate paying periodic cash dividends on its common stock for the foreseeable future.  In the event of the Company’s liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities, the $0.01 per share liquidation preference of the Special Preferred Stock, and the liquidation preference applicable to any other shares of preferred stock that may become outstanding.  Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities.  The outstanding shares of common stock are fully paid and non-assessable.

The Company’s common stock is listed on the NASDAQ Global Market under the symbol “HA.”  The transfer agent and registrar for the common stock is Mellon Investor Service LLC.

Preferred stock

The Company currently has three shares of preferred stock outstanding.  The International Association of Machinists and Aerospace Workers (IAM) holds one share of Series B Special Preferred Stock, the Association of Flight Attendants (AFA) holds one share of Series C Special Preferred Stock, and the Air Line Pilots Association (ALPA) holds one share of Series D Special Preferred Stock, each of which entitles each union to nominate one director to the Company’s board of directors.  In addition, each series of the Special Preferred Stock, unless otherwise specified:

•                  ranks senior to the Company’s common stock and ranks pari passu with each other such series of Special Preferred Stock with respect to liquidation, dissolution and winding up of the Company and will be entitled to receive $0.01 per share before any payments are made, or assets distributed to holders of any stock ranking junior to the Special Preferred Stock;

•                  has no dividend rights unless a dividend is declared and paid on the Company’s common stock, in which case the Special Preferred Stock would be entitled to receive a dividend in an amount per share equal to two times the dividend per share paid on the common stock;

•                  is entitled to one vote per share of such series and votes with the common stock as a single class on all matters submitted to holders of the Company’s common stock;

•                  automatically converts into the common stock on a 1:1 basis, at such time as such shares are transferred or such holders are no longer entitled to nominate a representative to the Company’s board of directors pursuant to their respective collective bargaining agreements;

•                  is not redeemable, but may be reacquired by the Company in any other manner permitted by law; and

•                  has no preemptive rights, other than such rights, if any, and upon such terms and at such prices as the board of directors, in its discretion from time to time may determine.

The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock.  Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make it more difficult to remove the Company’s management.  Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

The board of directors has the authority, without further action by the stockholders, to issue up to 1,999,997 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock.  Any or all of these rights may be greater than the rights of the common stock.

Certain charter and bylaw provisions

Certain provisions of the Company’s certificate of incorporation and bylaws could make it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise, and to remove incumbent officers and directors.  These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company.  The Company believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

The Company’s certificate of incorporation and bylaws require that any action required or permitted to be taken by its stockholders must be taken at a duly called annual or special meeting of the stockholders and may not be taken by a consent in writing.  In addition, special meetings of the Company’s stockholders may be called only by the board of directors or the chairperson of the board of directors.  The Company’s bylaws require advance notice of any director nominations or other stockholder proposals to be brought before an annual stockholders meeting.  The Company’s certificate of incorporation provides that certain amendments of the certificate of incorporation require the approval of at least two-thirds of the voting power of all outstanding stock.  In addition, the Company has eliminated cumulative voting.  These provisions may have the effect of deterring hostile takeovers or delaying changes in control or the Company’s management.

The foregoing description of the Company’s capital stock does not purport to be complete and is qualified in its entirety by reference to the full text of the Company’s certificate of incorporation and bylaws, each as amended, and incorporated herein by reference.

Item 2.              Exhibits

Exhibit No.	Description

3.1

Amended and Restated Certificate of Incorporation of Hawaiian Holdings, Inc. (incorporated herein by reference to Exhibit 3.1 to the Form S-1, File No. 333-129503, filed by Hawaiian Holdings, Inc. on November 7, 2005).*

3.2	Amended Bylaws of Hawaiian Holdings, Inc. (incorporated herein by reference to Exhibit 3.2 to the Form 10-Q filed by Hawaiian Holdings, Inc. on November 7, 2007).*

*              Previously filed; incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: November 4, 2009	HAWAIIAN HOLDINGS, INC.

	By:	/s/ Peter R. Ingram
Peter R. Ingram
Executive Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

3.1

Amended and Restated Certificate of Incorporation of Hawaiian Holdings, Inc. (incorporated herein by reference to Exhibit 3.1 to the Form S-1, File No. 333-129503, filed by Hawaiian Holdings, Inc. on November 7, 2005).*

3.2	Amended Bylaws of Hawaiian Holdings, Inc. (incorporated herein by reference to Exhibit 3.2 to the Form 10-Q filed by Hawaiian Holdings, Inc. on November 7, 2007).*

*              Previously filed; incorporated herein by reference.